

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955


03050184

31st March 2003

03 APR 10 AM 7:21

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Directors' Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which Mr Edouard Ettedgui is a Director, of the following Director's share transaction in Dairy Farm International Holdings Limited ("DFIH"), a fellow subsidiary of MOIL:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Tendered for Cancellation	Consideration Per Share (US$)
Edouard Ettedgui	Tender of DFIH ordinary shares pursuant to the Tender Offer for the repurchase of its ordinary shares announced by DFIH on 25th February 2003	31/03/2003	-30,000	1.10

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

S:\Win\Director\Interests\Edouard Ettedgui\03-31.doc/1

www.jardines.com
Incorporated in Bermuda with limited liability